                               ARCH WIRELESS, INC.
                         1800 West Park Drive, Suite 250
                              Westborough, MA 01581


                                  May 16, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:   Arch Wireless, Inc. Form S-3 (File No. 333-55372)
               Arch Wireless, Inc. Form S-4 (File No. 333-55368)

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Arch Wireless, Inc., a Delaware corporation ("Arch"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Arch's Registration Statement on Form S-3 (File No. 333-55372), together with all annexes and exhibits thereto, and Arch's Registration Statement on Form S-4 (File No. 333-55368), together with all annexes and exhibits thereto (collectively, the "Registration Statements").

         Arch has decided to withdraw the Registration Statements because it has determined not to proceed with the offerings contemplated thereby. No securities of Arch have been or will be issued or sold under the Registration Statements.

         Arch requests that the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors. Arch further requests that, pursuant to Rule 477(d), an order with the date of granting of the request for withdrawal be included in the file for each Registration Statement in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

         If you have any questions or comments or require further information or documentation, please do not hesitate to call Mr. Pottle at (508) 870-6700, Edward Young, Esq. at (617) 526-6659 or David Westenberg, Esq. at (617) 526-6626.


                                              Sincerely,

                                              /s/ C. Edward Baker, Jr.
                                              ----------------------------------
                                              C. Edward Baker, Jr.
                                              Chairman and Chief
                                              Executive Officer




cc:      John Penn, Special Counsel
         Office of Mergers & Acquisitions

         David Lee
         General Counsel's Office